September 16, 2010

Mr. Geoffrey G. Jervis
Chief Financial Officer
Capital Trust, Inc.
410 Park Avenue, 14th Floor
New York, New York 10022

      Re: Capital Trust, Inc.
                 Form 10-K for the year ended 12/31/2009
                 Filed on 3/2/2010
                 Proxy Statement on Schedule 14A
                 Filed on 4/29/2010
                 File No. 001-14788

Dear Mr. Geoffrey G. Jervis:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                           Sincerely,

                           Linda Van Doorn
                           Senior Assistant Chief Accountant